Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Directorate Change
Released	11:15 08-Mar-05
Number	4610J

RNS Number:4610J
ReGen Therapeutics PLC
08 March 2005




05006762

ReGen Therapeutics Plc

REGEN THERAPEUTICS PLC APPOINTS ADDITIONAL NON-EXECUTIVE DIRECTOR

8 March 2005

ReGen Therapeutics Plc (the 'Company') today announces that it has appointed Dr Peter Garrod to be a non-executive director of the Company with immediate effect.

Peter Garrod commented "I was introduced to a natural product for the potential treatment of Alzheimer's disease in 1998. I have followed and supported ReGen with absolute dedication in their quest for a treatment for this debilitating condition.

I have always been at the forefront of advances in technology in my own field and feel that my input will enhance the progress and development of ReGen and will endeavour to support the best interests of the shareholders".

Percy Lomax the Chairman and Chief Executive of the Company commented "I welcome Peter Garrod to the Board. As a major shareholder his backing for the Board is important, but I believe that his scientific and business experience, together with his enthusiasm to produce a better treatment for Alzheimer's disease will be major assets to ReGen".

Dr Garrod was born on 24th October 1950 and was educated at the London Hospital, part of the University of London. He graduated with a BDS and is a LDS of the Royal College of Surgeons. He has been the Senior Partner of the Bower Dental Centre, which specialises in advanced dental cosmetic surgery, for the last 18 years. There are no details to be disclosed pursuant to paragraphs (f)(iii) to (viii) of Schedule 2 to the AIM Rules.

Dr Garrod currently holds and is beneficially interested in 36,000,000 ordinary shares of the Company representing 10.5% of the current issued share capital of the Company.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	07:00 04-Mar-05
Number	3312J

RNS Number:3312J
ReGen Therapeutics PLC
04 March 2005

ReGen Therapeutics Plc

4th March 2005

ReGen Therapeutics announces grant of U.S. patent on use of Colostrinin in Dementia

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company whose product Colostrinin has shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of Colostrinin as a treatment for dementia, including Alzheimer's disease, has been granted by the United States Patent and Trademark Office.

The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. ReGen presently holds rights to eleven other patents issued since 2000 relating to the use of Colostrinin. The Company has filed a number of other patent applications in relation to Colostrinin its constituent peptides and analogues and these are currently being evaluated by the relevant patent authorities.

Commenting on the latest patent grant in the US, Chairman Percy Lomax said " We now have a patent covering the use of Colostrinin as a treatment for dementia, including Alzheimer's disease, in the largest Pharmaceutical and most developed Nutraceutical market in the world. This is a very significant step commercially and adds strength to our negotiations with business partners."

For further information, please contact:

Andrew Marshall
Marshall Robinson roe
Tel No 020 7960 6007

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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	12:19 14-Feb-05
Number	5684I

RNS Number:5684I
ReGen Therapeutics PLC
14 February 2005

ReGen Therapeutics Plc

DISCLOSURE OF NOTIFIABLE INTEREST - DISPOSAL OF SHARES

London, UK - 14 February, 2005: ReGen Therapeutics Plc (the "Company") announces that on 11 February 2005 it received notification from New Opportunities Investment Trust Plc that, following a disposal by it of 1,000,000 ordinary shares of the Company on 10 February 2005, it now retains a holding of ordinary shares of less than the Notifiable Interest level of 3% of the issued share capital of the Company.

For further information, please contact:

Andrew Marshall Tel. 020 7960 6007
Marshall Robinson Roe

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	07:00 14-Feb-05
Number	5464I

RNS Number:5464I
ReGen Therapeutics PLC
14 February 2005

REGEN THERAPEUTICS ANNOUNCES GRANT OF U.S. PATENT ON USE
OF COLOSTRININTM TO PROMOTE NEURONAL CELL DIFFERENTIATION

London - 14th February 2005

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company whose product ColostrininTM has shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of ColostrininTM as a promoter of neuronal cell differentiation has been granted by the United States Patent and Trademark Office. The patent is owned by the Board of Regents of the University of Texas System and is based upon long term research at the University of Texas Medical Branch (UTMB) at Galveston, which has been sponsored by ReGen. UTMB has licensed the patented technology to ReGen under the world wide exclusive license agreement that exists between the two parties.

The new patent covers the use of ColostrininTM, its constituent peptides and analogues to promote neuronal cell differentiation. The selective loss of nerve cells in the hippocampus, a region of the brain associated with memory, is a key feature in the pathogenesis of severe neurodegenerative diseases, including Alzheimer's disease. Consequently, any treatment that can stimulate the production and maturation of nerve cells may be useful in preventing or slowing these disease processes. Potential utility of this patent is expected to be welcomed by people with Alzheimer's disease, because "the invention provides a method to promote differentiation and subsequent conversion of potentially damaged cells to functional neuronal cells", said Dr. Kruzel, Scientific Consultant and Adjunct Professor at UT Medical School at Houston.*

In 2004 ReGen made four major scientific announcements regarding the molecular basis of how ColostrininTM might work, including the demonstration of its in vivo neuroprotective effects. The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. ReGen presently holds rights to four other patents issued since 2000 relating to the use of ColostrininTM to treat Alzheimer's disease, other similar disease conditions and as a dietary supplement in combination with other substances. The Company has filed a number of other patent applications in relation to ColostrininTM its constituent peptides and analogues and these are currently being evaluated by the relevant patent authorities.

Commenting on the latest patent grant, Chairman Percy Lomax said "This is an extremely pleasing start to 2005. We are delighted to collaborate with such an excellent team of scientists at UTMB and thank them for the contribution they have made and are continuing to make to the activities of ReGen."

*Professor Marian Kruzel is a faculty member of the Department of Integrative Biology and Pharmacology, the University of Texas, Medical School at Houston. He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology. He is the recipient of numerous grants and a participant in NIH funded projects. Also he serves as a

reviewer on several scientific journals, including Clinical and Experimental Immunology, Cellular and Molecular Biology Letters, and Journal of Experimental Therapeutics and Oncology. He is a former chairman of the board of the Cancer Coalition of America.

Through a consultancy agreement with the Company Prof. Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the Company

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

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MARSHALL ROBINSON ROE

Publication: Shearlock's Small Cap Stock Picks

Date: 11th March 2005

Claims People comes good

The contrast between AI (above) and Claims People, tipped here in January 2002 at 1.37p and now 3.63p, could not be starker. The year 2004 was the one when it all started to come together for Claims, which has recorded a 36 per cent rise in turnover to £2.7 million and a doubling of profit to £278,000. Claims had a buoyant summer, has added another client recently, and is off to a good start in 2005 as flood conditions have lifted the number of large commercial claims for it to handle.

Claims is also starting to earn consultancy income, which looks like adding another regular source of profit. Meanwhile, management continues to look at acquisitions. At the current price, Claims sells for under 13 times earnings, but that multiple is clearly set to fall sharply in 2005. Continue to hold.